EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES FIRST STEAM-IN AT KIRBY SOUTH SAGD PROJECT
CALGARY, ALBERTA – SEPTEMBER 18, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) announces that first steam injection was achieved on September 16, 2013 at its 100% owned and operated Kirby South steam assisted gravity drainage (SAGD) project. The Kirby South project was completed on budget, with a forecast addition of production at approximately $30,000 per flowing barrel, and ahead of the originally targeted steam-in date of November 2013.

Kirby South is targeted to grow to approximately 40,000 bbl/d of production by the end of 2014 and is the first step in a staged expansion plan for the greater Kirby area, targeted to increase Kirby area production over time to approximately 140,000 bbl/d. Canadian Natural’s current overall thermal in situ development plan targets to increase facility capacity from current levels of approximately 170,000 bbl/d to approximately 510,000 bbl/d in staged increments over the next 15 years.

Commenting on the start-up of operations at Kirby South, Canadian Natural’s President Steve Laut said “The successful completion of construction and commissioning of the Kirby South project demonstrates the strength of our teams and our ability to effectively and safely execute on our projects. Kirby South is the next piece in our long term growth plan for our thermal in situ assets, increasing the size of our long life, low decline asset base and enhancing our already strong ability to generate free cash flow in the near and long term”.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including statements regarding anticipated production and related costs, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.